Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated April 25, 2024 in Amendment No. 3 to the Registration Statement on Form F-1 of Zenta Group Company Limited, relating to the audit of the consolidated balance sheets of Zenta Group Company Limited and its subsidiaries (collectively the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
August 2, 2024	PCAOB ID No.1171